1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	LOS ANGELES WASHINGTON BOSTON BOCA RATON NEWARK NEW ORLEANS PARIS

October 9, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Mr. Stephen G. Krikorian

Re:	TSR, Inc.
Form 8-K Filed on September 21, 2007
File No. 0-08656

Dear Mr. Krikorian:

This letter is furnished on behalf of TSR, Inc. in response to your letter dated October 3, 2007.

For your convenience, your comments are set forth below, followed by our responses.

1.
Expand your disclosure regarding disagreements with your former accountants to specifically refer to the subsequent interim period through September 19, 2007, the date of the former accountant’s dismissal.

The Form 8-K has been revised in accordance with your comments.

2.	Expand your disclosure regarding consultations with your newly engaged accountants to specifically refer to the subsequent interim period through September 20, 2007, the date of engagement.

The Form 8-K has been revised in accordance with your comments.

In addition, enclosed herewith is a statement from TSR, Inc. acknowledging:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

Stephen G. Krikorian
Securities and Exchange Commission
October 7, 2007

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Steven A. Fishman

Steven A. Fishman, Esq.
Proskauer Rose LLP

cc:	Tamara Tanger
Senior Staff Accountant